Exhibit 99.2

Stolt Offshore S.A.                                            [Graphic Omitted]

A subsidiary of        C/o Stolt Offshore M.S. Limited     Tel: + 44 1932 773700
Stolt-Nielsen S.A.     Dolphin House                       Fax: + 44 1932 773701
                       Windmill Road                       www.stoltoffshore.com
                       Sunbury-on-Thames
                       Middlesex,  TW16 7HT
                       England


NEWS RELEASE

                                      Contact:  Julian Thomson
                                                US  +1 877 603 0267 (toll free)
                                                UK  +44 1224 718436
                                                julian.thomson@stoltoffshore.com


                          STOLT OFFSHORE S.A. APPOINTS
                           NEW CHIEF EXECUTIVE OFFICER


London, England - February 24, 2003 - Stolt Offshore S.A. (Nasdaq: SOSA; Oslo Stock Exchange: STO) today announced that Mr Tom Ehret had been appointed Chief Executive Officer. He will take up this position on March 17, 2003.

Mr Ehret, who has had 28 years experience in the offshore oil and gas industry, joined Comex, a predecessor to Stolt Offshore, in 1975 and held design engineering and project management positions based in Paris, London and Houston. In 1978 he joined the FMC Corporation, where after working in Houston in new product development and sales, he became a member of the Executive Committee of FMC Europe. In 1982 he returned to Comex as a member of the Comex Group Executive committee and Managing Director of Comex Houlder Diving, based in
Aberdeen, for seven years before taking up the position of Chief Executive Officer at Stena Offshore in 1989. Following the merger of Stena Offshore with Coflexip in 1995, he became Chief Operating Officer of the Coflexip Stena
Offshore Group based in Paris. During this time, he was a member of the Executive Committee of the Swedish Stena Group, Executive Chairman of Stena Drilling and a Director of Safe Offshore and Northern Marine Management. In 2001, when Coflexip Stena Offshore merged with Technip, he became Vice Chairman of the Management Board of the Technip-Coflexip Group and President of its Offshore Branch.

Jacob Stolt-Nielsen, Chairman of Stolt Offshore said, "I have known and competed with Tom Ehret since he took over Comex Houlder Diving in 1982. He is a very tough man to compete with! I am very happy to have him on our side to lead our team. The Board is confident that he brings to Stolt Offshore the ideal breadth of skills and experience that we require to make the Company the leader of our industry. He has an outstanding track record in the offshore construction industry, including the management of turn-around and fast growing companies. At Stena Offshore he took the company from a loss making $50 million in revenue to a profitable $380 million in revenue. After the merger with Coflexip, he took Coflexip Stena Offshore from a $750 million in revenue to $1.9 billion.

                                 -more follows-

"As a French national, born in Alsace, with excellent international experience, having worked for extended periods in France, the US and the UK, he is ideally suited to manage a company that serves a global market such as Stolt Offshore. He is well known to our customers as well as the financial community.

"I am confident that under his leadership, our assets, technologies and offshore construction activities will together deliver the returns to shareholders that we envisaged when we embarked upon our growth plan for the Company in 1998." Mr Stolt-Nielsen concluded.

Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

This news release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995 including, but not limited to information relating to our backlog and future results. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20-F/A for the year ended November 30, 2001. Copies of these filings may be obtained by contacting the Company or the SEC.

                                   -end text-